Exhibit 99.1

Burning Rock Reports Third Quarter 2021 Financial Results

GUANGZHOU, China, November 16, 2021—Burning Rock Biotech Limited (NASDAQ: BNR, the “Company” or “Burning Rock”), a company focused on the application of next generation sequencing (NGS) technology in the field of precision oncology, today reported financial results for the three months ended September 30, 2021.

Business Updates

•	Early Detection

•

6-cancer product: we have successfully signed contracts with a small number of pilot hospitals in China for the commercialization of our 6-cancer early detection product, and will focus on customer education and contracting more hospitals.

•

9-cancer product: we expect our 9-cancer early detection product development read-out in the first half of 2022, with potential performance improvement over that of our 6-cancer early detection product.

•	Pharma Services

•

Pharma service contract backlog continues to build rapidly. The total value of new contracts we entered into during the nine months ended September 30, 2021 amounted to RMB144 million, which is approximately 4.5 times of the new contract value signed in full-year 2020.

•

Pharma projects involving our Clinical Laboratory Improvement Amendments (CLIA)-certified and College of American Pathologists (CAP)-accredited laboratory in California continue to grow. For instance, in early November, we announced further collaboration with IMPACT Therapeutics where our Guangzhou and California laboratories would provide testing services in connection with IMPACT Therapeutics’ development of its ATR inhibitor IMP9064, which has received the Investigational New Drug (IND) clearance from the U.S. Food and Drug Administration (FDA) for the Phase I/II clinical study.

•	Therapy Selection

•

Continued execution of our strategic shift towards more in-hospital testing, with industry-leading scale and growth rate. The volume of in-hospital NGS-based test kits grew 37% year-over-year to over 11,000 tests during the third quarter of 2021, despite the negative COVID-19 impact in August.

Third Quarter 2021 Financial Results

Revenues were RMB126.6 million (US$19.7 million) for the three months ended September 30, 2021, representing a 2.2% increase from RMB123.9 million for the same period in 2020, or a 0.5% sequential decrease from RMB127.3 million for the three months ended June 30, 2021.

•

Revenue generated from central laboratory business was RMB78.8 million (US$12.2 million) for the three months ended September 30, 2021, representing a 12.3% decrease from RMB89.9 million for the same period in 2020, primarily attributable to a decrease in the number of patients tested in the central laboratory channel to 7,808 for the three months ended September 30, 2021, representing a 9.7% decrease from 8,644 for the same period in 2020.

•

Revenue generated from in-hospital business was RMB43.7 million (US$6.8 million) for the three months ended September 30, 2021, representing a 37.9% increase from RMB31.7 million for the same period in 2020, driven by in-hospital testing volume growth.

•

Revenue generated from pharma research and development services was RMB4.1 million (US$0.6 million) for the three months ended September 30, 2021, representing a 79.3% increase from RMB2.3 million for the same period in 2020, primarily attributable to increased testing performed for our pharma customers and growth in companion diagnostics development services.

Cost of revenues was RMB35.0 million (US$5.4 million) for the three months ended September 30, 2021, representing an 8.4% increase from RMB32.3 million for the same period in 2020, which was generally in line with the Company’s continued business growth.

Gross profit was RMB91.6 million (US$14.2 million) for the three months ended September 30, 2021, which was remained relatively stable compared to the same period in 2020. Gross margin was 72.3% for the three months ended September 30, 2021, compared to 73.9% for the same period in 2020.

Operating expenses were RMB262.6 million (US$40.8 million) for the three months ended September 30, 2021, representing a 21.5% increase from RMB216.2 million for the same period in 2020. The increase was primarily driven by headcount growth to support our business expansion.

•

Research and development expenses were RMB69.6 million (US$10.8 million) for the three months ended September 30, 2021, representing a 0.5% increase from RMB69.3 million for the same period in 2020, primarily due to an increase in research and development personnel’s staff cost resulted from an increase in headcount, partially offset by a decrease in share-based compensation for research and development personnel.

•

Selling and marketing expenses were RMB76.7 million (US$11.9 million) for the three months ended September 30, 2021, representing a 73.6% increase from RMB44.2 million for the same period in 2020, primarily due to an increase in staff cost resulted from increase in headcount to strengthen our commercial presence in the therapy selection business and build up our early detection commercialization team.

•

General and administrative expenses were RMB116.3 million (US$18.1 million) for the three months ended September 30, 2021, representing a 13.2% increase from RMB102.7 million for the same period in 2020, primarily due to an increase in general and administrative personnel’s staff cost resulted from an increase in headcount and share-based compensation expenses.

Net loss was RMB170.5 million (US$26.5 million) for the three months ended September 30, 2021, compared to RMB127.1 million for the same period in 2020.

Cash, cash equivalents, restricted cash and short-term investments were RMB1,685.4 million (US$261.6 million) as of September 30, 2021.

2021 Financial Guidance

Starting late October, another wave of COVID resurgence has been reported in multiples cities in China, and the relevant governmental authorities have imposed travel restrictions and other measures. As of the date of this earnings release, the current wave has not been cleared out and the corresponding travel restrictions and other measures have not been lifted. We expect our central-laboratory testing volumes and, to a lesser extent, the growth of our in-hospital testing volumes, to be significantly impacted. We thus expect our 2021 full-year revenue to be at or around RMB500 million, subject to future development of the current wave of COVID resurgence.

Conference Call Information

Burning Rock will host a conference call to discuss the third quarter 2021 financial results at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Hong Kong time) on November 16, 2021.

Details of the conference call are as follows:

International:	+65 67135590
U.S.:	+1 3322089468
U.K.:	+44 2036928125
Hong Kong:	+852 30186771
China Mobile:	4008205286
China Landline:	8008208659
Conference ID:	2277434

A replay of the conference call will be available for one week (dial-in number: +61 2 8199 0299; same conference ID as shown above).

About Burning Rock

Burning Rock Biotech Limited (NASDAQ: BNR), whose mission is to guard life via science, focuses on the application of next generation sequencing (NGS) technology in the field of precision oncology. Its business consists of i) NGS-based therapy selection testing for late-stage cancer patients, with the leading market share in China and over 273,000 tissue and liquid-based tests completed cumulatively, and ii) cancer early detection, which has moved beyond proof-of-concept R&D into the clinical validation stage.

For more information about Burning Rock, please visit: ir.brbiotech.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “target,” “confident” and similar statements. Burning Rock may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Burning Rock’s beliefs and expectations, are forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Burning Rock’s control. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. All information provided in this press release is as of the date of this press release, and Burning Rock does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contact: IR@brbiotech.com

Selected Operating Data

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
Central Laboratory Channel:
Number of patients tested	4,680	7,252	8,644	7,989	7,716	8,155	7,808
Number of ordering physicians(1)	810	1,175	1,194	1,114	1,082	1,013	920
Number of ordering hospitals(2)	232	284	289	294	303	300	287

(1)	Represents physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.
(2)	Represents hospitals whose residing physicians who on average order at least one test from us every month during a relevant period in the central laboratory channel.

	As of
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021
In-hospital Channel:
Pipeline partner hospitals(1)	23	23	22	23	22	22	24
Contracted partner hospitals(2)	21	24	25	29	32	34	34
Total number of partner hospitals	44	47	47	52	54	56	58

(1)	Refers to hospitals that are in the process of establishing in-hospital laboratories, laboratory equipment procurement or installation, staff training or pilot testing using the Company’s products.
(2)

Refers to hospitals that have entered into contracts to purchase the Company’s products for use on a recurring basis in their respective in-hospital laboratories the Company helped them establish. Kit revenue is generated from contracted hospitals.

Selected Financial Data

	For the three months ended
Revenues	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021

	(RMB in thousands)
Central laboratory channel	46,141	74,607	89,899	86,695	74,561	79,999	78,817
In-hospital channel	17,123	27,588	31,704	41,457	28,994	40,502	43,714
Pharma research and development channel	4,065	4,776	2,278	3,570	3,068	6,778	4,084
Total revenues	67,329	106,971	123,881	131,722	106,623	127,279	126,615

	For the three months ended
Gross profit	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021

	(RMB in thousands)
Central laboratory channel	32,434	56,556	67,804	66,588	55,212	58,681	58,387
In-hospital channel	10,126	19,269	22,410	30,218	20,070	29,426	31,111
Pharma research and development channel	2,224	2,573	1,373	2,347	1,658	2,124	2,098
Total gross profit	44,784	78,398	91,587	99,153	76,940	90,231	91,596

	For the three months ended
Share-based compensation expenses	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021

	(RMB in thousands)
Cost of revenues	176	183	160	277	339	406	267
Research and development expenses	2,072	25,314	10,572	11,843	22,404	20,825	(9,559)
Selling and marketing expenses	253	491	341	2,372	2,633	2,809	2,044
General and administrative expenses	1,665	1,639	57,805	58,057	59,382	59,369	60,803
Total share-based compensation expenses	4,166	27,627	68,878	72,549	84,758	83,409	53,555

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for number of shares and per share data)

	For the three months ended
	March 31, 2020	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	September 30, 2021
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	US$
Revenues	67,329	106,971	123,881	131,722	106,623	127,279	126,615	19,650

Cost of revenues	(22,545)	(28,573)	(32,294)	(32,569)	(29,683)	(37,048)	(35,019)	(5,435)

Gross profit	44,784	78,398	91,587	99,153	76,940	90,231	91,596	14,215

Operating expenses:
Research and development expenses	(40,016)	(71,176)	(69,330)	(83,418)	(77,414)	(108,071)	(69,649)	(10,809)
Selling and marketing expenses	(29,815)	(37,992)	(44,174)	(56,606)	(55,130)	(68,058)	(76,687)	(11,902)
General and administrative expenses	(34,295)	(42,272)	(102,731)	(114,502)	(116,259)	(116,130)	(116,304)	(18,050)

Total operating expenses	(104,126)	(151,440)	(216,235)	(254,526)	(248,803)	(292,259)	(262,640)	(40,761)

Loss from operations	(59,342)	(73,042)	(124,648)	(155,373)	(171,863)	(202,028)	(171,044)	(26,546)

Interest income	3,985	44	698	1,341	787	681	958	149
Interest expense	(1,178)	1,939	(776)	(652)	(510)	(565)	(367)	(57)
Other (expense) income, net	(151)	122	(176)	(682)	118	433	20	3
Foreign exchange loss, net	611	(118)	(2,228)	(1,112)	57	(560)	380	59
Change in fair value of warrant liability	3,503	—	—	—	—	—	—	—

Loss before income tax	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(202,039)	(170,053)	(26,392)

Income tax expenses	—	—	—	—	—	(1,626)	(424)	(66)

Net loss	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(203,665)	(170,477)	(26,458)

Net loss attributable to Burning Rock Biotech Limited’s shareholders	(52,572)	(71,055)	(127,130)	(156,478)	(171,411)	(203,665)	(170,477)	(26,458)
Accretion of convertible preferred shares	(26,288)	(38,400)	—	—	—	—	—	—

Net loss attributable to ordinary shareholders	(78,860)	(109,455)	(127,130)	(156,478)	(171,411)	(203,665)	(170,477)	(26,458)
Loss per share:
Ordinary shares - basic and diluted	(3.15)	—	—	—	—	—	—
Class A ordinary shares - basic and diluted	—	(2.68)	(1.22)	(1.51)	(1.65)	(1.96)	(1.64)	(0.25)
Class B ordinary shares - basic and diluted	—	(2.68)	(1.22)	(1.51)	(1.65)	(1.96)	(1.64)	(0.25)
Weighted average shares outstanding used in loss per share computation:
Ordinary shares - basic and diluted	25,031,575	—	—	—	—	—		—
Class A ordinary shares - basic and diluted	—	23,461,319	86,479,686	86,511,799	86,721,263	86,764,260	86,908,975	86,908,975
Class B ordinary shares - basic and diluted	—	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848	17,324,848
Other comprehensive (loss) income, net of tax of nil:
Foreign currency translation adjustments	11,422	(2,336)	(91,093)	(94,881)	14,080	(34,980)	6,146	954
Total comprehensive loss	(41,150)	(73,391)	(218,223)	(251,359)	(157,331)	(238,645)	(164,331)	(25,504)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(41,150)	(73,391)	(218,223)	(251,359)	(157,331)	(238,645)	(164,331)	(25,504)

Burning Rock Biotech Limited

Unaudited Condensed Statements of Comprehensive Loss

(in thousands, except for share and per share data)

	For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	USD
Revenues	298,181	360,517	55,952
Cost of revenues	(83,412)	(101,750)	(15,791)
Gross profit	214,769	258,767	40,161
Operating expenses:
Research and development expenses	(180,522)	(255,134)	(39,596)
Selling and marketing expenses	(111,981)	(199,875)	(31,020)
General and administrative expenses	(179,298)	(348,693)	(54,116)
Total operating expenses	(471,801)	(803,702)	(124,732)
Loss from operations	(257,032)	(544,935)	(84,571)
Interest income	4,727	2,426	377
Interest expense	(15)	(1,442)	(224)
Other (expense) income, net	(205)	571	88
Foreign exchange loss, net	(1,735)	(123)	(19)
Change in fair value of warrant liability	3,503	—	—
Loss before income tax	(250,757)	(543,503)	(84,349)
Income tax expenses	—	(2,050)	(318)
Net loss	(250,757)	(545,553)	(84,667)
Net loss attributable to Burning Rock Biotech Limited’s shareholders	(250,757)	(545,553)	(84,667)
Accretion of convertible preferred shares	(64,688)	—	—
Net loss attributable to ordinary shareholders	(315,445)	(545,553)	(84,667)
Loss per share:
Class A ordinary shares - basic and diluted	(5.56)	(5.24)	(0.81)
Class B ordinary shares - basic and diluted	(5.56)	(5.24)	(0.81)
Weighted average shares outstanding used in loss per share computation:
Class A ordinary shares - basic and diluted	39,446,747	86,798,854	86,798,854
Class B ordinary shares - basic and diluted	17,324,848	17,324,848	17,324,848
Other comprehensive income (loss), net of tax of nil:
Foreign currency translation adjustments	(82,007)	(14,754)	(2,290)
Total comprehensive loss	(332,764)	(560,307)	(86,957)
Total comprehensive loss attributable to Burning Rock Biotech Limited’s shareholders	(332,764)	(560,307)	(86,957)

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	1,895,308	1,621,641	251,675
Restricted cash	29,898	28,069	4,356
Short-term investment	362,132	35,670	5,536
Accounts receivable, net	88,218	92,868	14,413
Contract assets	22,534	37,268	5,783
Amounts due from related parties	212	966	150
Inventories	68,021	115,785	17,970
Prepayments and other current assets	57,329	60,912	9,453

Total current assets	2,523,652	1,993,179	309,336

Non-current assets:
Equity method investment	1,417	982	152
Property and equipment, net	111,481	296,383	45,999
Operating Right-of-use assets	—	86,813	13,473
Intangible assets, net	3,457	4,236	657
Other non-current assets	23,021	44,692	6,936

Total non-current assets	139,376	433,106	67,217

TOTAL ASSETS	2,663,028	2,426,285	376,553

Burning Rock Biotech Limited

Unaudited Condensed Consolidated Balance Sheets (Continued)

(in thousands)

	As of
	December 31, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	35,482	49,122	7,624
Deferred revenue	74,402	122,715	19,045
Capital lease obligations, current	4,816	—	—
Accrued liabilities and other current liabilities	83,648	90,966	14,116
Customer deposits	1,120	1,042	162
Short-term borrowing	7,370	7,370	1,144
Current portion of long-term borrowings	34,695	—	—
Current portion of operating lease liabilities	—	35,357	5,487
Current portion of financing lease liabilities	—	787	122

Total current liabilities	241,533	307,359	47,700

Non-current liabilities:
Deferred government grants	263	—	—
Operating lease liabilities	—	57,530	8,929
Other non-current liabilities	228	227	35

Total non-current liabilities	491	57,757	8,964

TOTAL LIABILITIES	242,024	365,116	56,664

Shareholders’ equity:
Class A ordinary shares	116	116	18
Class B ordinary shares	21	21	3
Additional paid-in capital	4,006,616	4,220,944	655,080
Accumulated deficits	(1,418,160)	(1,977,569)	(306,913)
Accumulated other comprehensive loss	(167,589)	(182,343)	(28,299)

Total shareholders’ equity	2,421,004	2,061,169	319,889

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	2,663,028	2,426,285	376,553

Burning Rock Biotech Limited

Unaudited Condensed Statements of Cash Flows

(in thousands)

	For the three months ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
Net cash generated from (used in) operating activities	(37,052)	(133,394)	(20,705)
Net cash generated from (used in) investing activities	(365,373)	(72,085)	(11,183)
Net cash generated from (used in) financing activities	(20,939)	(32,995)	(5,122)
Effect of exchange rate on cash, cash equivalents and restricted cash	(81,043)	4,919	763
Net increase cash, cash equivalents and restricted cash	(504,407)	(233,555)	(36,247)
Cash, cash equivalents and restricted cash at the beginning of period	2,566,236	1,883,265	292,278
Cash, cash equivalents and restricted cash at the end of period	2,061,829	1,649,710	256,031

	For the nine months ended
	September 30, 2020	September 30, 2021	September 30, 2021
	RMB	RMB	US$
Net cash generated from (used in) operating activities	17,116	(365,537)	(56,728)
Net cash generated (used in) investing activities	(72,884)	148,667	23,071
Net cash generated from (used in) financing activities	2,097,242	(46,118)	(7,158)
Effect of exchange rate on cash, cash equivalents and restricted cash	(77,889)	(12,508)	(1,941)
Net increase cash, cash equivalents and restricted cash	1,963,585	(275,496)	(42,756)
Cash, cash equivalents and restricted cash at the beginning of period	98,244	1,925,206	298,787
Cash, cash equivalents and restricted cash at the end of period	2,061,829	1,649,710	256,031